

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

Jianjun Zhong
President and Chief Executive Officer
Kenongwo Group US, Inc.
Yangjia Group, Xiaobu Town
Yuanzhou District, Yichun City
Jiangxi Province, China 336000

>   **Re: Kenongwo Group US, Inc.**
>   **Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed September 22, 2023**
>   **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed September 25, 2023**
>   **File No. 333-239929**

Dear Jianjun Zhong:

We issued comments to you on the above captioned filings on November 3, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 29, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Michael Fay at 202-551-3812 or Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Matthew McMurdo, Esq.